Exhibit (a)(5)(D)

Incyte Announces Final Results of Tender Offer

WILMINGTON, Del. – June 13, 2024 – Incyte Corporation (Nasdaq: INCY) (“Incyte” or the “Company”) announced today the final results of its modified “Dutch auction” tender offer to purchase up to $1.672 billion in value of shares of its common stock, which expired at 12:00 midnight, at the end of the day, New York City time, on June 10, 2024.

Based on the final count by Computershare Trust Company, N.A., the depositary for the tender offer, a total of 29,821,563 shares of Incyte’s common stock were properly tendered and not properly withdrawn at or below the purchase price of $60.00 per share.

Incyte has accepted for purchase 27,866,666 shares of its common stock at a purchase price of $60.00 per share, for a total cost of approximately $1.672 billion, excluding fees and expenses relating to the tender offer. These shares represent approximately 12.4 percent of the Company’s total outstanding shares of common stock as of June 7, 2024. The final proration factor for the shares that Incyte will purchase pursuant to the tender offer is approximately 93.5 percent.

As previously announced, on May 12, 2024, Incyte entered into a separate stock purchase agreement with Julian C. Baker (a member of Incyte’s Board of Directors), Felix J. Baker, and entities affiliated with Julian C. and Felix J. Baker, including funds advised by Baker Bros. Advisors LP (collectively, the “Baker Entities”), under which the Baker Entities agreed not to tender or sell any shares in the tender offer and instead agreed to sell to the Company, following completion of the tender offer, a pro rata number of shares at the same price per share as will be paid by the Company in the tender offer, such that the Baker Entities’ aggregate percentage ownership in the Company will be substantially the same as prior to the tender offer. The closing of the purchase under the stock purchase agreement is subject to customary conditions and is expected to occur on June 26, 2024, the eleventh business day following the expiration date of the tender offer, or on such later date as the parties shall mutually agree. Based on the 27,866,666 shares the Company accepted for purchase in the tender offer, the Company expects to purchase 5,459,183 shares from the Baker Entities under the stock purchase agreement at a purchase price of $60.00 per share for an aggregate purchase price of approximately $328 million. As such, the Company expects to repurchase a total of 33,325,849 shares of its common stock through the tender offer and the stock purchase agreement at a price of $60.00 per share, for a total cost of approximately $2.0 billion, excluding fees and expenses. These shares represent approximately 14.8 percent of the Company’s total outstanding shares of common stock as of June 7, 2024.

The dealer manager for the tender offer was Goldman Sachs & Co. LLC. D.F. King & Co., Inc. served as information agent for the tender offer. Stockholders who have questions or would like additional information about the tender offer may contact D.F. King & Co., Inc. toll-free at (866) 864-4943.

About Incyte

A global biopharmaceutical company on a mission to Solve On., Incyte follows the science to find solutions for patients with unmet medical needs. Through the discovery, development, and commercialization of proprietary therapeutics, Incyte has established a portfolio of first-in-class medicines for patients and a strong pipeline of products in Oncology and Inflammation & Autoimmunity. Headquartered in Wilmington, Delaware, Incyte has operations in North America, Europe, and Asia.

Forward-Looking Statements

Except for the historical information set forth herein, the matters set forth in this release contain predictions, estimates and other forward-looking statements, including statements regarding the expected consummation of the stock purchase from the Baker Entities and the expected total number of shares to be purchased through the tender offer and stock purchase agreement and the total cost of those shares.

These forward-looking statements are based on Incyte’s current expectations and subject to risks and uncertainties that may cause actual results to differ materially, including risks related to the satisfaction of closing conditions under the stock purchase agreement, developments or changes in economic or market conditions; developments or changes in the securities markets, developments or changes in the Company’s business, financial condition or cash flows, and other risks detailed in Incyte’s reports filed with the Securities and Exchange Commission, including its quarterly report on Form 10-Q for the quarter ended March 31, 2024. Incyte disclaims any intent or obligation to update these forward-looking statements.

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Contacts

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